Phone:	(212)885-55234
Fax:	(212)898-1392
Email:	cschrenko@blankrome.com

July 7, 2017

FILED VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C.  20549
Attention:  Lisa Larkin

Re:	Cornerstone Strategic Value Fund, Inc.
(File Numbers: 811-05150 and 333-218644)
Registration Statement on Form N-2

Dear Ms. Larkin:

Enclosed for filing herewith is Pre-Effective Amendment No. 1 to the above-referenced filing (the “Registration Statement”) of our client, Cornerstone Strategic Value Fund, Inc. (the “Fund”), initially filed on June 9, 2017. This is being filed to respond to the Staff’s comments received on June 29, 2017.  Please note we are also filing a request for acceleration such that the Registration Statement will be declared effective on Monday, July 10, 2017 or as soon thereafter as practicable.

Please contact me at (212) 885-5234 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Courtney B. Schrenko

Courtney B. Schrenko